     OMB APPROVAL

OMB Number: 3235-0116

Expires: July 31, 2008

Estimated average burden

hours per response 6.20

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of:

July 2005

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Translation of Registrants name into English)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

1.  Press Release: 7/19/2005

2.  Notice of Meeting and Record Date, dated 9/16/2005

     Notice of Meeting, dated 10/17/2005

     Information Circular, dated 10/17/2005

     Proxy

     Request for Voting Instructions

3.  Audited Financial Statements for Fiscal 2005 Ended 6/30/2005

     Management’s Discussion and Analysis

     CEO Certification

     CFO Certification

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

SEC 1815 (09-05)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

News Release

For Immediate Release:

July 19, 2005

Watkins, MN; Vancouver, BC  July 19, 2005 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has granted stock options to employees of the Company’s US subsidiary, Barrier Technology Corporation, in the amount of 150,000 common shares in the capital stock of the Company, at a price of $0.63 (US) per share exercisable up to and including July 19, 2005.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:  “David J. Corcoran”

       David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street, 10th Floor

Vancouver, British Columbia  V6C 1B8

Telephone: 604-689-9853

Fascimile: 604-689-8144

e-mail:  pacific@pctc.com

website: www.pctc.com

September 16, 2005

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor, Vancouver, BC  V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: TSX Venture Exchange

cc: P.E.I. Securities Commission

cc: Quebec Securities Commission

cc: Saskatchewan Securities Commission

cc: Registrar of Securities - NT

cc: Registrar of Securities - YT

cc: Nunavut

cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\6995IBH.pdf

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC  V6C 2T7

Telephone: 604-689-0188

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual Meeting of Shareholders of International Barrier Technology Inc., (the “Company”) will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

Thursday, November 17, 2005

at the hour of 10 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended

   June 30, 2005 and the report of the Auditors thereon;

3. to fix the number of Directors at three (3);

4. to elect Directors;

5. to appoint Amisano Hanson, Chartered Accountants, as auditors of the Company;

6. to authorize the Directors to fix the remuneration of the auditors;

7. to authorize and approve a 2005 rolling stock option plan; and

8. to transact any other business which may properly come before the Meeting,

   or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxy-holder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 17th day of October, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"MICHAEL D. HUDDY"

PRESIDENT

These security-holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Telephone:  (604) 689-0188

INFORMATION CIRCULAR AS AT OCTOBER 17, 2005

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by management of International Barrier Technology Inc. ("the Company") for use at the Annual Meeting of shareholders of the Company to be held on November 17, 2005 (the “Meeting”) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained herein is stated as of October 17, 2005.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)

executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a company, by a duly authorized officer or attorney, of the company; and

(b)

delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBO’s”).  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBO’s”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s , and indirectly through Intermediaries to the OBO’s.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form (“VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting - Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 17, 2005 (the “Record Date”) there were 28,500,325 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares(1)	Approximate % of Total Issued
Carl Marks Group [2] New York, USA	3,831,295	13.4%

(1)

The above information was supplied to the Company by the shareholders.

(2)

These shares are beneficially owned by Carl Marks IB LLC as to 2,170,000 shares, Carl Marks & Co. Inc. as to 1,489,471 shares, and Martin Lizt as to 171,824.  Carl Marks IB LLC, Carl Marks & Co. Inc., and Martin Lizt are collectively deemed to be a “Group” within the meaning of section 13(g)(3) of the Securities Exchange Act of 1934, as amended.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation
Michael D. Huddy(2) Plymouth, Minnesota, USA President/CEO/Director	July 25, 1994	1,218,460	President of International Barrier Technology Inc. and Barrier Technology Corporation.
David J. Corcoran(2) Vancouver, BC, Canada CFO/Director	July 10, 1986	1, 128,035(3)	Company administrator; President and Owner of Corcoran Enterprises Ltd.
Victor A. Yates(2) Delta, BC, Canada Director	November 6, 1987	422,122(4)	President and Owner of Continental Appraisals Ltd.

(1)

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Member of Audit Committee.

(3)

Of these shares, 946,637 shares are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

(4)

These shares are held by Continental Appraisals Ltd., a private company owned by Victor A. Yates.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)

was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)

has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO’s”):

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at June 30, 2005, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
Michael D. Huddy President/CEO	2005 2004 2003	$131,780 $139,598 $145,037	Nil $66,690 Nil	Nil Nil Nil	300,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David J. Corcoran CFO	2005 2004 2003	Nil Nil Nil	$63,636(1) Nil Nil	$36,000(2) $36,000(2) $36,000(2)	300,000 360,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company paid a bonus to Corcoran Enterprises Ltd., a company owned by David J. Corcoran, in the amount of $63,636 (US$50,000) for achieving certain key accomplishments for the Company’s subsidiary, Barrier Technology Corporation for the period from 1985 to date.

(2)

The Company pays $3,000 per month for administrative, management and financial consulting services performed by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table, presented in accordance with the National Instrument 51-102 – Continuous Disclosure Regulation, sets forth stock options granted under the Company’s Stock Option Plan during the most recently completed financial year, to the Named Executive Officer.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($CDN/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($CDN/Security)	Expiration Date
Michael D. Huddy President/CEO	300,000	30.6%	$0.76	$0.95	August 24, 2009
David J. Corcoran CFO	300,000	30.6%	$0.76	$0.95	August 24, 2009

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officer.  During this period, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable(2)
Michael D. Huddy President/CEO	100,000	$69,000	300,000	Nil
David J. Corcoran CFO	360,000	$306,000	300,000	Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  The closing market price of the Company’s shares as at June 30, 2005 was $0.75.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”).  The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The Company’s approach to corporate governance in the context of the 8 specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule “A”.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officers has already been disclosed above.  A bonus of $38,100 (US$30,000) was paid by the Company to Continental Appraisals Ltd., a company owned by Victor Yates, a director of the Company, for achieving certain key accomplishments for the Company for the period 1992 to date.  Except as mentioned herein, no cash compensation was paid to any director of the Company for the directors’ services as a director during the financial year ended June 30, 2005 other than the reimbursement of out-of-pocket expenses.

Other than as stated above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their  services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

The Company granted incentive stock options to purchase 300,000 common shares to a Director during the fiscal year ended June 30, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (Stock Option Plan)	1,868,500	$0.60	896,032
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,868,500

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Further to receipt of shareholder approval at the Company’s last Annual and Special Meeting of Members held on December 9, 2004, the Company cancelled a total of 124,530 escrow shares and reinstated a total of 48,922 escrow shares.

Carl Marks IB LLC, Carl Marks & Co. Inc., and Martin Lizt are collectively deemed to be a “Group” within the meaning of section 13(g)(3) of the Securities Exchange Act of 1934, as amended, and together hold greater than 10% of the Companies outstanding securities.  During the Company’s most recently completed financial year, Carl Marks IB LLC purchased 700,000 units of the Company at $0.59 (US$0.48) per unit pursuant to a private placement.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at $0.74 (US$0.60) per share for a two year period.  Also during the Company’s most recently completed financial year, the Company agreed to reprice 217,000 share purchase warrants previously issued to Carl Marks IB LLC from $1.19 (US$0.92) per share to $0.90 (US$0.72) per share and to shorten the expiry date.  The terms of the amendment provide that should the closing price of the Company’s shares exceed US$0.72 (CDN$0.90) for a period of 10 consecutive trading days, then Carl Marks IB LLC will have 30 days to exercise the subject warrants, otherwise the subject warrants will expire on the 31st day.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company’s audit committee is comprised of three directors:  Michael D. Huddy, David J. Corcoran and Victor A. Yates.  As defined in MI 52-110, Michael D. Huddy and David J. Corcoran are not “independent”; Victor J. Yates is “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “B” to this Information Circular.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has adopted a recommendation of the audit committee to nominate and compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2005	$22,490	$2,173	$6,430(1)	Nil
June 30, 2004	$22,586	$8,514	Nil	Nil

(1)

Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Amisano Hanson, Chartered Accountants, of #604-750 West Pender Street, Vancouver, British Columbia, V6C 2T7, as Auditors for the Company and to authorize the Directors to fix their remuneration.  Amisano Hanson, Chartered Accountants were first appointed as Auditors for the Company in December, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange (the “Exchange”), “rolling plans” must receive shareholder approval yearly.  As such, the directors of the Company wish to approve a 2005 “rolling” stock option plan (the “Plan”) reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

The Plan complies with the current policies of the Exchange for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares of the Company, the Plan is considered to be a “rolling” stock option plan.

Management is seeking shareholder approval for the 2005 Plan and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a “Tier 1” issuer under the policies of the Exchange.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the Discounted Market Price, as that term is defined in the Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price.  The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.  The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with Exchange policies. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED THAT the 2005 Stock Option Plan be and it is hereby approved, that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the existing Stock Option Plan as may be required or approved by regulatory authorities.”

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular.  Shareholders may request additional copies by (i) mail to #604-750 West Pender Street, Vancouver, British Columbia  V6C 2T7; or (ii) telephone to: (604) 689-0188.

BY ORDER OF THE BOARD OF DIRECTORS

Michael D. Huddy

President & Chief Executive Officer

Schedule “A”

Statement of Corporate Governance Disclosure

International Barrier Technology Inc.

The Company’s corporate governance disclosure is specifically set out below.

1.

Board of Directors

Disclose how the board of directors (the “Board”) facilitates its exercise of independent supervision over management, including

(i)

the identity of directors that are independent, and

(ii)

the identity of directors who are not independent, and the basis for that determination.

The Board consists of 3 directors, of whom 1 is considered to be independent.  The unrelated director does not have any direct or indirect material relationships with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a directors independent judgment.  Victor A Yates is the independent director. Michael D. Huddy is president and chief executive officer and David J. Corcoran is chief financial officer.

2.

Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	No directors of the Company are directors of any other reporting issuer.

3.

Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company’s history, performance and strategic plans.

4.

Ethical Business Conduct

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has not adopted a formal written code of ethics.  The Board is of the view that the requirements of the audit committee charter and Board members’ ability to reference outside professional advisors, facilitate the Company meeting ethical business standards.

5.

Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.

Given the Company’s stage of development the Board has elected to function with a small group of active Board members, each with a substantial shareholding in the Company, and has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

6.

Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determines compensation, and (ii) the process of determining compensation.

Members of the Board are generally not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the TSX-V and the Company’s stock option plan. The Board as a whole determines the stock option grants for each director. Upon the Company attaining certain milestones, Board members receive bonus compensation based on the their individual contributions to the Company. The independent Board member reviews on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

7.

Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

8.

Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board holds quarterly multi-day meetings during which the performance of individual directors are reviewed.

Schedule “B”

Charter of the Audit Committee of the Board of Directors

of International Barrier Technology Inc. (the “Company”)

Mandate

The primary function of the Audit Committee (“Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting; and (c) financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company’s financial statements, MD&A, any annual and interim earning statements and  press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)

Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)

Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review certification process for certificates required under MI 52-109.

(i)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

a)

Review any related party transactions.

b)

Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

i.

an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

ii.

the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.

the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNATIONAL BARRIER TECHNOLOGY INC.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, David J. Corcoran, a Director of the Company, or failing this person, Victor A. Yates, a Director of the Company, or James N. Morton, solicitor for the Company, or in the place of the foregoing, ______________________________ *(print name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLER PRINT HERE: ______________________________

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular):

	For	Against	Withhold
1. To appoint Amisano Hanson, Chartered Accountants, as auditor of the Company		N/A	
2. To authorize the Directors to fix the remuneration of the auditors			N/A
3. To determine the number of Directors at three (3);			N/A
4. To elect as Director, Michael D. Huddy;		N/A	
5. To elect as Director, David J. Corcoran;		N/A	
6. To elect as Director, Victor A. Yates;		N/A	
7. To approve the Company's 2005 Stock Option Plan and the granting of incentive stock options thereunder			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative*****,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "**PACIFIC CORPORATE TRUST COMPANY**" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.pctc.com/webvote.htm

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Name of Company)

TO BE HELD AT Suite 1200 – 750 West Pender Street, Vancouver, British Columbia
(Location of Meeting)

ON Thursday, *(Day of week)*, November 17, 2005 *(Month/day/Year)*, **AT** 10:00 AM *(Time of Meeting)*

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint Amisano Hanson, Chartered Accountants, as auditor of the Company;		N/A	
2. To authorize the Directors to fix the remuneration of the auditors;			N/A
3. To fix the number of Directors at three (3);			N/A
4. To elect as Director, Michael D. Huddy;		N/A	
5. To elect as Director, David J. Corcoran;		N/A	
6. To elect as Director, Victor A. Yates;		N/A	
7. To approve the Company's 2005 Stock Option Plan and the granting of incentive stock options thereunder			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

******Please complete the following <u>only if you or someone other than a management representative will be attending the meeting to vote on your behalf</u>.******

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact Yasmin Juma at PCTC at 604-689-9853.
(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada	“AMISANO HANSON”
September 20, 2005	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

The Standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the financial statements.  As discussed in Note 2 to the accompanying consolidated financial statements, the Company changed its method of accounting for stock-based Compensation (CICA Handbook Section 3870).  Our report to the shareholders dated September 20, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such a change in accounting policy in the Auditors’ Report when the change in accounting policy is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
September 20, 2005	Chartered Accountants

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash and term deposits	$ 1,561,117	$ 648,407
Accounts receivable	308,352	588,662
Inventory – Note 4	378,800	123,823
Prepaid expenses and deposits	20,689	11,746

	2,268,958	1,372,638
Plant and equipment – Note 5	2,580,415	894,143
Trademark and technology rights– Notes 6 and 12	1,291,697	1,477,913

	$ 6,141,070	$ 3,744,694

LIABILITIES

Current
Revolving operating loan	$ -	$ 134,047
Accounts payable and accrued liabilities – Note 12	355,220	487,244
Current portion of long-term debt – Note 7	23,777	26,147
Current portion of obligation under capital leases – Note 8	58,033	68,052

	437,030	715,490
Long-term debt – Note 7	17,971	51,585
Obligation under capital leases – Note 8	680,382	792,760

	1,135,383	1,559,835

SHAREHOLDERS’ EQUITY

Share capital – Notes 9 and 16	17,745,481	14,388,228
Contributed surplus	958,515	56,840
Deficit	(13,698,309)	(12,260,209)

	5,005,687	2,184,859

	$ 6,141,070	$ 3,744,694

Commitments – Notes 7, 8, 9 and 15

Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

“David Corcoran”	Director	“Victor Yates”	Director
David Corcoran		Victor Yates

See Accompanying Notes

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Sales	$ 5,464,924	$ 4,082,511	$ 2,254,562
Cost of sales	(4,333,146)	(3,445,976)	(1,766,992)

Gross profit	1,131,778	636,535	487,570

Licence fee revenue	-	-	36,259
Amortization – plant and equipment	(116,121)	(85,950)	(98,300)
– trademark and technology rights	(186,216)	-	-
Research and development costs – Note 10	(99,479)	(55,432)	(25,850)
License fee expense – Note 11	-	(61,645)	(75,540)

	(401,816)	(203,027)	(163,431)

	729,962	433,508	324,139

General and administrative expenses
Accounting and audit fees	42,488	40,910	36,095
Consulting fees – Note 12	120,154	-	35,420
Filing fees	37,004	31,275	10,274
Insurance	53,230	27,483	27,475
Interest and bank charges – Note 12	3,599	21,817	28,169
Interest on long-term debt – Note 8	39,795	57,404	62,944
Legal fees	65,037	29,536	18,955
Office and miscellaneous	69,811	38,775	23,377
Sales marketing and investor relations	309,932	251,928	53,790
Stock-based compensation – Note 9	938,600	95,763	-
Telephone	9,719	11,247	9,631
Transfer agent fees	18,822	10,730	6,986
Wages and management fees – Note 12	350,703	230,186	205,855

	2,058,894	847,054	518,971

Loss before other	(1,328,932)	(413,546)	(194,832)

Other
Foreign exchange gain (loss)	(93,125)	6,277	153,202
Gain on forgiveness of debt	-	-	88,405
Interest income	28,297	4,303	-

Net income (loss) for the year	$ (1,393,760)	$ (402,966)	$ 46,775

Basic and diluted loss per share	$ (0.05)	$ (0.02)	$ 0.00

Weighted average number of shares outstanding	25,545,800	20,121,061	14,056,684

See Accompanying Notes

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Operating Activities
Net income (loss) for the year	$ (1,393,760)	$ (402,966)	$ 46,775
Items not involving cash:
Gain on forgiveness of debt	-	-	(88,405)
Amortization – plant and equipment	(116,121)	85,950	98,300
– trademark and technology rights	(186,216)	-	-
Stock-based compensation	938,600	95,763	-
Changes in non-cash working capital balances related to operations:
Accounts receivable	280,310	(456,529)	(6,604)
Inventory	(254,977)	(48,007)	8,842
Prepaid expenses and deposits	(8,943)	1,364	(3,983)
Accounts payable and accrued liabilities	(132,024)	131,466	(29,493)
Due to related parties	-	(18,225)	18,225

	(268,457)	(611,184)	43,657

Investing Activities
Purchase of plant and equipment	(1,802,393)	(55,842)	(20,015)
Purchase of trademark and technology rights	-	(1,416,381)	(73,391)

	(1,802,393)	(1,472,223)	(93,406)

Financing Activities
Decrease in unearned income	-	-	(4,798)
Decrease in long-term debt	(35,984)	(26,113)	(17,272)
Decrease in obligations under capital lease	(122,397)	(73,202)	(181,770)
Common shares issued for cash	3,275,988	2,700,029	320,000
Increase (decrease) in bank indebtedness	(134,047)	32,148	32,541

	2,983,560	2,632,862	148,701

Change in cash during the year	912,710	549,455	98,952

Cash and term deposits, beginning of the year	648,407	98,952	-

Cash and term deposits, end of the year	$ 1,561,117	$ 648,407	$ 98,952

Cash and term deposits consist of:
Cash	$ 153,053	$ 208,062	$ 98,952
Term deposits	1,408,064	440,345	-

	$ 1,561,117	$ 648,407	$ 98,952

…/cont’d

See Accompanying Notes

Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Supplementary Cash Flow Information
Cash paid for Interest	$ 42,308	$ 75,801	$ 76,425

Cash paid for Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 13

See Accompanying Notes

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, June 30, 2002	13,138,355	$ 11,029,276	$ -	$ (11,904,018)	$ (874,742)
Issued for cash pursuant to a private placement – at $0.10	3,500,000	350,000	-	-	350,000
Less: finders fees	-	(30,000)	-	-	(30,000)
Issued pursuant to debt settlement agreements – at $0.15	2,000,000	300,000	-	-	300,000
Net income for the year	-	-	-	46,775	46,775

Balance, June 30, 2003	18,638,355	11,649,276	-	(11,857,243)	(207,967)
Issued for cash pursuant to a private placement – at $0.30	1,000,000	300,000	-	-	300,000
– at $0.64	1,200,000	768,000	-	-	768,000
– at $1.05	750,000	787,500	-	-	787,500
Finders’ fee – at $0.35	100,000	35,000	-	-	35,000
Less: issue costs	-	(48,321)	-	-	(48,321)
Issued for cash pursuant to exercise of share purchase options – at $0.10	171,500	17,150	-	-	17,150
– at $0.26	95,000	24,700	-	-	24,700
Issued for cash pursuant to exercise of share purchase warrants – at $0.80	1,020,000	816,000	-	-	816,000
Stock-based compensation charges	-	-	95,763	-	95,763
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	38,923	(38,923)	-	-
Net loss for the year	-	-	-	(402,966)	(402,966)

Balance, June 30, 2004	22,974,855	14,388,228	56,840	(12,260,209)	2,184,859

…/cont’d

See Accompanying Notes

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, June 30, 2004	22,974,855	14,388,228	56,840	(12,260,209)	2,184,859
Issued for cash pursuant to a private placement – at $0.59	2,400,000	1,416,000	-	-	1,416,000
– at $1.11	1,470,000	1,629,848	-	-	1,629,848
Less: issue costs	-	(31,360)	-	-	(31,360)
Issued for cash pursuant to the exercise of share purchase options – at $0.10	510,000	51,000	-	-	51,000
– at $0.26	225,000	58,500	-	-	58,500
– at $0.80	10,000	8,000	-	-	8,000
Issued for cash pursuant to the exercise of share purchase warrants – at $0.80	180,000	144,000	-	-	144,000
Cancellation of escrow shares	(124,580)	-	-	-	-
Stock-based compensation charges	-	-	938,600	-	938,600
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	81,265	(81,265)	-	-
Reclassification as a result of a change in accounting policy	-	-	44,340	(44,340)	-
Net loss for the year	-	-	-	(1,393,760)	(1,393,760)

Balance, June 30, 2005	27,645,325	$ 17,745,481	$ 958,515	$ (13,698,309)	$ 5,005,687

See Accompanying Notes

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada (“TSX”) and the OTC Bulletin Board in the United States of America.

The Company operates in one business segment, the manufacture and sale of fire-rated building materials in the United States of America.

Note 2

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan.  Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date and expensed over the expected exercise time with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made.  Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

As a result of this change at July 1, 2004, contributed surplus and deficit increased by $44,340, being the fair value of share purchase options granted to employees or directors during the period July 1, 2002 to June 30, 2004 which were previously shown in pro forma note disclosure.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 3

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 17.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

b)

Cash and Term Deposits

Cash and term deposits consist of cash and highly liquid, short-term term deposits.

c)

Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

d)

Plant and Equipment, Trademark and Technology Rights and Amortization

Plant and equipment and trademark and technology rights are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipment

straight line over 5 years

Equipment and furniture

20% - declining balance

Computer equipment

30% - declining balance

Railway spur

 4% - declining balance

Leasehold improvements

straight line over 5 years

Equipment under capital lease

20% - declining balance

Building under capital lease

straight line over 20 years

Trademark and technology rights

straight line over 8 years

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 3

Note 3

Significant Accounting Policies – (cont’d)

e)

Impairment of Long-Lived Assets

The Company periodically reviews the useful lives and the carrying values of its long-lived assets for continued appropriateness.  The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  An impairment loss is measured at the amount by which the carrying amount of the long-lived asset exceeds its fair value.

f)

Leases

Leases are classified as capital or operating leases.  A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease.  At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair value at the beginning of the lease.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are recognized in the current year.

h)

Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

i)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 4

Note 3

Significant Accounting Policies – (cont’d)

j)

Financial Instruments

-

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and term deposits, accounts receivable, revolving operating loan, accounts payable and accrued liabilities, long-term debt and obligation under capital leases.  Unless otherwise noted, the fair values of these financial instruments approximate their carrying values.

-

Credit Risk

The Company grants credit to its customers in the normal course of business.  Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts.  During the year ended June 30, 2005, four customers accounted for 82% of the Company’s sales.  The loss of any of these customers or the curtailment of purchases by such customers could have a material adverse effect on the Company’s financial condition and results of operations.

-

Currency Risk

The majority of the Company’s operations are carried out in the United States of America.  The Company’s accounts receivable, accounts payable, long-term debt and obligation under capital leases are repayable in U.S. dollars.  These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company.

k)

Revenue Recognition

i)

Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser  and collection is reasonably assured.

ii)

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

iii)

License Fees

License fees revenue is recognized when the licensor records the sale of products from certain fire retardant technology known as IPOSB technology and collection is reasonably assured.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 5

Note 3

Significant Accounting Policies – (cont’d)

l)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of change.

m)

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Note 4

Inventory

	2005	2004

Raw materials	$ 104,635	$ 89,981
Finished goods	274,165	33,842

	$ 378,800	$ 123,823

Note 5

Plant and Equipment

		2005
		Accumulated
	Cost	Amortization	Net

Manufacturing equipment	$ 1,549,125	$ 567,465	$ 981,660
Equipment and furniture	17,031	13,421	3,610
Computer equipment	30,712	21,872	8,840
Railway spur	132,449	35,843	96,606
Leasehold improvements	40,620	8,712	31,908

	1,769,937	647,313	1,122,624

…/cont’d

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 6

Note 5

Plant and Equipment – (cont’d)

		2005
		Accumulated
	Cost	Amortization	Net

Assets under capital lease
Equipment	43,190	35,332	7,858
Land	74,434	-	74,434
Building	1,915,596	540,097	1,375,499

	2,033,220	575,429	1,457,791

	$ 3,803,157	$ 1,222,742	$ 2,580,415

		2004
		Accumulated
	Cost	Amortization	Net

Manufacturing equipment	$ 572,523	$ 546,559	$ 25,964
Equipment and furniture	14,064	12,452	1,612
Computer equipment	25,195	19,265	5,930
Railway spur	132,449	31,818	100,631
Leasehold improvements	36,234	1,026	35,208

	780,465	611,120	169,345

Assets under capital lease
Equipment	43,190	28,608	14,582
Land	74,434	-	74,434
Building	1,102,673	466,891	635,782

	1,220,297	495,499	724,798

	$ 2,000,762	$ 1,106,619	$ 894,143

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2005 is $65,643 (2004:  $61,952; 2003:  $66,438).

Manufacturing equipment includes $834,161 of equipment acquired during the year ended June 30, 2005 for which no amortization has been taken due to the equipment not yet being available for use.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 7

Note 6

Trademark and Technology Rights – Note 12

	2005	2004

Trademark and technology rights – at cost	$ 1,489,771	$ 1,489,771
Less: accumulated amortization	(198,074)	(11,858)

	$ 1,291,697	$ 1,477,913

Note 7

Long-term Debt

	2005	2004

Loan payable in US dollars (US$15,921) is unsecured, repayable in monthly amounts of $625 including interest at 4% per annum, due March 10, 2008	$ 19,480	$ 28,398

Loan payable in US dollars (US$9,687) is secured by a director’s guarantee and is repayable in monthly amounts of $597 including interest at 10.5% per annum	-	12,921

Loan payable in US dollars (US$18,200) is non-interest bearing, repayable in quarterly amounts of $2,787 and is secured by a lien on the railway spur, due January 10, 2007	22,268	36,413

	41,748	77,732
Less: current portion	(23,777)	(26,147)

	$ 17,971	$ 51,585

Principal payments for the next three years are as follows:

2006	$ 23,777
2007	12,444
2008	5,527

$ 41,748

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 8

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2006	$ 100,045
2007	100,045
2008	100,045
2009	91,737
2010	90,076
Thereafter	495,428

977,376
Less: amount representing interest	(238,961)

738,415
Less: current portion	(58,033)

Long-term portion	$ 680,382

The capital leases are repayable in U.S. dollars and bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2005 is $39,504 (2004:  $54,469;  2003:  $53,989).

Note 9

Share Capital – Note 16

a)

Authorized:

100,000,000 common shares without par value

b)

Escrow:

At June 30, 2005, there are 48,922 common shares held in escrow by the Company’s transfer agent, to be released every six months until 2011.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 9

Note 9

Share Capital – Note 16 – (cont’d)

c)

Commitments:

Share Purchase Warrants

At June 30, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

750,000	$0.75	June 1, 2006
1,253,000	US$0.92	August 20, 2006
217,000	US$0.60	August 20, 2006
2,400,000	$0.74	March 22, 2007

4,620,000

Stock-based Compensation Plan

The Company has a stock option plan for officers, directors, employees and consultants.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant less applicable discounts permitted by the TSX, subject to a minimum price of $0.10.  All options granted under the plan vest in stages over 12 months with no more than 25% of the shares subject to the option vesting in any three-month period.

At June 30, 2005, the Company has granted share purchase options to purchase 1,868,500 common shares of the Company.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 10

Note 9

Share Capital – Note 16 – (cont’d)

d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of company’s share purchase option plan as of June 30, 2005, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2005
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Options outstanding at beginning of the year	1,333,500	$0.23
Granted	1,280,000	$0.74
Exercised	(745,000)	$0.16

Options outstanding at end of the year	1,868,500	$0.60

Options exercisable at end of the year	1,675,999

	2004
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Options outstanding at beginning of the year	1,110,000	$0.10
Granted	490,000	$0.47
Exercised	(266,500)	$0.16

Options outstanding at end of the year	1,333,500	$0.23

Options exercisable at end of the year	1,068,500

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 11

Note 9

Share Capital – Note 16 – (cont’d)

e)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	2003
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Options outstanding at beginning of the year	1,310,000	$0.10
Granted	600,000	$0.10
Exercised	(800,000)	$0.10

Options outstanding and exercisable at end of the year	1,110,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2005:

	Exercise	Expiry
Number	Price	Date

110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
110,000	$0.51	May 2, 2007
428,500	$0.10	March 5, 2008
20,000	$0.58	February 23, 2008
1,150,000	$0.76	August 24, 2009

1,868,500

During the year ended June 30, 2005, a compensation charge associated with stock options granted to consultants in the amount of $938,600 (2004: $95,763) was recognized in the financial statements.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 12

Note 9

Share Capital – Note 16 – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Expected dividend yield	0.0%	0.0%
Expected volatility	107.5%	137% to 140%
Risk-free interest rate	3.32% to 3.77%	1.58% to 2.68%
Expected term in years	2 years to 5 years	2 years

Note 10

Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2005, 2004 and 2003:

	2005	2004	2003

Testing services	$ 99,479	$ 55,432	$ 25,850

Note 11

Technology Royalty

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward.  The Company has granted to the Licensor the rights to the IPOSB Technology.  The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

Pursuant to an agreement dated March 12, 2004, the Company acquired the rights to the fire retardant technology and trademarks from the Licensor.  As a result, no further license fees are payable or receivable after May 31, 2004.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 13

Note 11

Technology Royalty – (cont’d)

License fee expense consists of the following for the years ended June 30, 2004 and 2003:

	2004	2003

License fee expense	$ 123,290	$ 151,080
License fee revenue	(61,645)	(75,540)

	$ 61,645	$ 75,540

Note 12

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2005, 2004 and 2003:

	2005	2004	2003

Consulting fees	$ 101,736	$ -	$ 5,000
Interest and bank charges	-	2,847	8,470
Wages and management fees	167,780	175,598	181,037
Trademark and technology rights:
Consulting fee	-	66,690	-

	$ 269,516	$ 245,135	$ 194,507

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $4,059 (2004:  $68,159) owing to directors of the Company.

Note 13

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  The following transactions were excluded from the statements of cash flows:

During the year ended June 30, 2003, the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 14

Note 14

Income Taxes

The Company has accumulated non-capital losses in Canada and the United States totalling approximately $2,000,000 which expire beginning in 2006.  In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.

Significant components of the Company’s future income tax assets are as follows:

	2005	2004

Non-capital losses carried forward	$ 633,508	$ 583,465
Scientific Research and Experimental Development expenses	402,493	402,493
Net carrying amount of capital assets	2,267,458	2,050,998

	3,303,459	3,036,956
Less valuation allowance	(3,303,459)	(3,036,956)

	$ -	$ -

The amount taken into income as a future tax asset must reflect that portion of the tax asset which are more likely-than-not to be realized from future operations.  Considering the Company’s cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

Note 15

Commitment

The Company has a contractual commitment in the amount of $951,720 in respect of the construction and installation of manufacturing equipment.  As at June 30, 2005, the Company had incurred charges totalling $476,475 in respect to this contract.

Note 16

Subsequent Events

Subsequent to June 30, 2005:

i)

the Company granted 150,000 common share purchase options entitling the holders thereof to purchase one common share for each option held at $0.77 (US$0.63) per share up to July 19, 2007.

ii)

the Company issued 25,000 common shares at $0.51 per share for total proceeds of $12,750 pursuant to the exercise of share purchase options.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 15

Note 16

Subsequent Events – (cont’d)

iii)

the Company issued 625,000 common shares at $0.75 per share for total proceeds of $468,750 and 180,000 common shares at $0.74 per share for total proceeds of $133,200 pursuant to the exercise of share purchase warrants.

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB 25, the compensation charge associated with non-employees’ options is recorded in the reconciling items.  The compensation charge for employees is not recognized in this circumstance.  Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement.  Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company’s net loss and loss per share for the year ended June 30, 2003 would have been increased to the pro-forma amount indicated below:

2003

Net loss in accordance with US GAAP as reported (Note 17(d))	$ (113,779)
Pro-forma adjustment for SFAS 123	(12,000)

Pro-forma net loss	$ (125,779)

Pro-forma net loss per share	$ 0.00

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 16

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

a)

Stock-based Compensation – (cont’d)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

June 30,
2003

Expected volatility	94.6%
Dividend yield	0.0%
Weighted average expected life of stock options	5 years
Risk-free interest rate	3.5%

b)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in the cumulative foreign exchange translation adjustment.

Under Canadian GAAP, in accordance with recently issued CICA Handbook Section 1530, “Comprehensive Income”, the Company is not required to report components of comprehensive income until fiscal periods that commence after October 1, 2006.

c)

New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment”, that addresses the accounting transactions in which a company exchanges its equity instruments for goods or services.  SFAS No. 123R requires that such transactions be accounted for using a fair value based method.  Adoption of SFAS No. 123R is effective for periods beginning after June 15, 2005.  The Company will adopt this statement as required and management does not believe the adoption will have a material effect on the Company’s results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material be recognized as current-period charges.  SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.  The Company will adopt this standard as required and management does not believe the adoption will have a material effect on the Company’s results of operations or financial condition.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 17

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2005	2004	2003

Net income (loss) for the year per Canadian GAAP and comprehensive income (loss) per US GAAP	$ (1,393,760)	$ (402,966)	$ 46,775
Foreign currency translation adjustment	22,684	(9,625)	(160,554)

Net loss for the year under US GAAP	$ (1,371,076)	$ (412,591)	$ (113,779)

Basic loss per share:
Canadian GAAP	$ (0.05)	$ (0.02)	$ (0.00)

US GAAP	$ (0.05)	$ (0.02)	$ (0.01)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2005	2004

Share capital
Common shares	$ 17,745,481	$ 14,388,228
Additional capital-stock options	958,515	56,840

	18,703,996	14,445,068

Accumulated deficit
Balance, beginning of year	(12,441,664)	(12,029,073)
Adoption of new accounting policy in respect of stock-based compensation	(44,340)	-
Net loss for the year	(1,371,076)	(412,591)

	(13,857,080)	(12,441,664)

Accumulated other comprehensive income	158,771	181,455

Shareholders’ equity for US GAAP	$ 5,005,687	$ 2,184,859

FORM 52-109FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, MICHAEL HUDDY, Chief Executive Officer, of

   INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral

   Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim

   Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: October 17, 2005

“MICHAEL HUDDY”

MICHAEL HUDDY

Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID CORCORAN, Chief Financial Officer, of

   INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral

   Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim

   Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending June 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: October 17, 2005

“DAVID CORCORAN”

DAVID CORCORAN

Chief Financial Officer

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2005

Management Discussion & Analysis

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A. Primary markets include: roof decks in multifamily residential construction; roof assemblies in commercial modular construction; structural insulative panel construction (SIP’s); interior wall panels; and, fire rated wall assemblies.

Sales reported for the fiscal year ending June 30, 2005 were $5,464,924 a 34% increase over the previous year and record high sales of Barrier’s fire resistant Blazeguard panels. Gross profit was up to $1,131,778, a 78% annual increase. The gross margin, increased from 15.6% to 20.7%.

Sales as measured by surface footage of product shipped increased to 5.16 million square feet from 3.4 million square feet, an increase of 52%. This year to year increase follows a year where sales volume had improved from 2.11 million square feet, resulting in a two year increase of 145%. A substantial year to year sales volume increase of 30% was experienced in Florida, Barrier’s leading multifamily residential roof deck market geography. This follows a year where Florida sales had increased 68.9%.

The Mule Hide FR panel was first introduced by Barrier in January 2004. The MuleHide FR panel is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs manufactured for commercial modular buildings. Fire rated roof assemblies are required by building code for a large percentage of commercial modular buildings. For fiscal year ending June 30, 2005, the MuleHide FR panel accounted for 2,010,100 sq. ft., or 39%, of Barriers total annual sales volume. In the pervious fiscal year ending June 30, 2004, the panel accounted for 604,200 sq.ft., or 17.9%, of sales. Barrier expects this market to continue to grow significantly in the coming years.

Cost of goods sold increased to $4,333,146 from $3,445,976. This increase resulted predominantly from increased sales volume. Actual cost of production on a per sq.ft. basis fell from $1.01 to $0.84, a decrease of 20%.  Operating efficiencies in producing the MuleHide panel and lower annual average sheathing prices contributed significantly to the decrease in cost of production per sq.ft. Manufacturing efficiencies, in general, are improving with increasing volume. This trend is expected to continue through the current fiscal year.

Gross margins improved as a result of the decrease in cost of goods sold. Gross profit for the year was $1,131,778, a 78% increase over the previous fiscal year when the gross profit was reported at $636,535. Gross margin improved to 20.7% of total sales, a significant improvement from the previous year’s gross margin of 15.6%.

Operating expenses, which include license fees/revenues, amortization, and R&D, increased to $401,816 from $203,027 the previous year. Research and development expenses of $99,479 were a continuation of the expenses for tests and product development instigated the previous year in support of the MuleHide FR panel program and its required UL certification and listing program. Amortization was up year to year (to $116,121 from $85,950) based on the capital equipment and building expansion project underway at the Watkins, Minnesota facility. A 15,000 sq.ft. addition to the building and new equipment has been purchased in support of the new production line currently being constructed. The new production line is scheduled to be complete prior to the end of calendar year 2005.

Amortization of the worldwide Pyrotite technology and trademarks, which was completed in 2004 at a cost of $1,000,000 US, was also amortized for a full year for the first time. The amortization expenses associated with the Pyrotite Technology to date, $186,216, were booked entirely in this fiscal year (See Note 6).

General and administrative expenses increased to $2,058,894 from $847,054 last year, an increase of $1,211,840. The largest single line item reported in G & A expenses was stock-based compensation, a “non-cash” category. New accounting procedures require that stock based compensation (issuance of stock options) be reported as a cost to the company with the value of the cost based on a prescribed formula (see Note 9). For fiscal year ending June 30, 2005, the amount charged to the company for stock based compensation was $938,600. This represented an increase from last year’s total of $95,763. Fiscal year ending June 30, 2004 was the first year Barrier was required to report charges in this category.

Consulting fees, management fees, and wages were up significantly as new professional services were brought to bear on Barrier’s expanding business. The reported increase in expense includes the hiring of a General Operations Manager at the Watkins, Minnesota location. Continued and expanding rates of growth will be dependent upon bringing new and increased professional talent into the company to help lead the process of growth. Other G & A costs were up proportionately with the increase in sales for the company. Sales, marketing, and investor relations expenses, for instance grew to $309,932 from $251,928 the previous year. As a percentage of sales revenue, however, there was actually a small decrease in rate to 5.7% from 6.2% the previous year. Barrier expects the rates of G & A expense, as a percentage of sales, to continue to diminish as sales volume continues to grow.

Included within the sales and marketing expenses for fiscal year ending June 30, 2005, was participation in three major trade shows, including: the International Builders Show in Orlando, FL; the Modular Builders Association Show in Las Vegas, NV; and, the Money Show in Las Vegas, NV. Promotional sales literature was improved as well as the initiation of a process to improve Barrier’s corporate image (logo) and website.

Barrier was selected to be a featured company in a television program entitled Business and Beyond,
Models of Excellence, which is produced by Platinum Television and aired on CNBC. As a part of this program, Barrier was asked to help contribute to the costs of production and airing the show on CNBC with 100 rebroadcasts on cable television throughout the US. The cost to Barrier to be included in this program was $28,700 US. The program is scheduled to begin airing in November 2005.

Barrier intends to continue to focus on timely communication with customers and shareholders. Barrier’s goal is to ensure that interested parties are informed about business opportunities, emerging developments, and the attainment of significant milestones as they happen.

Other items include non-cash categories of expense such as foreign exchange gain (loss), as well as interest income, and the forgiveness of debt. Barrier realized a foreign exchange loss of $93,125 versus a gain of $6,277 in the previous year. The reflection of foreign exchange gain or loss results from the need to consolidate US and Canadian expenses/revenues into a single financial statement for reporting purposes.

Interest income rose to $28,297 from $4,303 the previous fiscal year. Cash reserves, whose purpose is to fund the Watkins, MN plant expansion project, were created from private placements of stock (see material transactions below). These funds were placed into interest bearing accounts until the cash is required for capital equipment purchase, hence the increase in interest earned.

Operating and net income. As a result of the cost and revenue categories reported above, Barrier experienced an operating loss of $1,328,932 for fiscal year ending June 30, 2005 versus a loss of $413,546 in fiscal 2004. If the comparison year to year, however, was made net of amortization and stock based compensation charges, the relative loss for fiscal year ending June 30, 2005 versus 2004  would be ($87,995) in 2005 versus ($231,833) in 2004. Barrier considers this improvement significant and expects that plans for further improvements in sales volumes and production efficiencies during the current fiscal year will bode well for the attainment and sustainability of future profits.

Summary of Quarterly Results. The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	June 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003
Volume shipped (MSF)	1,305.9	1,361.1	1,290.6	1,206.3	1,278.3	1,139.8	505.1	458.5
Total Revenues (000$)	1,326.3	1,563.9	1,174.1	1,400.6	1,628.5	1,327.7	561.3	565.1
Operating Income	(233.6)	(127.2)	(133.7)	92.7	33.1	(58.8)	(133.9)	(72.2)
Net income (loss) before discontinued ops	(408.9)	(123.9)	(254.5)	(606.5)	(25.6)	(119.1)	(122.0)	(136.3)
Per Share	(0.01)	(0.00)	(0.01)	(0.03)	-	(0.01)	(0.01)	(0.01)
Per Share, fully diluted	(0.01)	(0.00)	(0.01)	(0.03)	-	(0.01)	(0.01)	(0.01)

Sales volumes continue at levels near the peak operating capacity of the current production line at Watkins, Minnesota. Increasing sales volumes have occurred in Barrier’s primary, established multifamily residential roof deck market, but the most significant gains have resulted from the new Mule Hide FR panel. Increasing net income numbers are expected now that the new production techniques have been implemented for the MuleHide product and R&D expenses are substantially complete. Operating efficiencies will continue to provide increasingly significant net income numbers as the new, highly automated production line starts up by year end 2005

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Progress was made in the effort to develop fire rated roof assemblies for traditional, non-modular, wood framed commercial buildings. It is anticipated that the success of roof deck applications in the modular industry will help define these systems for expanded commercial use as well as single family residential applications.

Interior wall panel markets, especially those requiring fire-rated, environmentally friendly (“green”) products, are thought to represent a viable opportunity for Blazeguard in the coming year. Many “high-end” architecturally specified institutional and commercial buildings such as banks and professional office buildings are required to have Class A flame spread interior wall panels. Often, the use of gypsum wall board does not have the aesthetic appeal of wood veneer or high pressure laminate overlays. Barrier has been working with a producer of substrate panels to produce such a laminated interior wall panel utilizing the Pyrotite coating as an underlayment to the face veneer. Barrier and its potential partner in the business have great expectations for the emergence of a suitable product for market introductions in the coming year. This opportunity may well follow the MuleHide example both in organizational design and success.

Barrier added an independent sales representative in Virginia early in 2004. Business has been improving there, ever since. An additional sales manager was recently hired as a Barrier employee late in June 2005. The new sales manager will have a territory defined as the upper Midwest, including: Minnesota; Wisconsin; northern Illinois; North and South Dakota. Additional sales representatives are being recruited in Texas and Southern California. These additional sales positions are expected to be filled prior to the end of the current fiscal year.

Distribution remains a strong part and reason for Barrier’s marketing success. The Contractor Yards (formerly a Division of the Lowe’s Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores. While they are now a part of the Strober network of building products distribution, sales continued to be a significant part of Barrier’s business. Barrier continues to introduce Blazeguard to other stores in the growing Strober network.

ABC Supply, as a part of the MuleHide network, is helping Barrier introduce Blazeguard and MuleHide FR products into the southern California market place. Carloads of product are being shipped from Watkins to a “re-load” center in Riverside, California. Local ABC Yards access truckload quantities from this re-load center and ship to their customers in the area. Barrier, ABC Supply, and MuleHide expect calendar year 2006 to be one of significant growth for Pyrotite based products in southern California.

Global licensing opportunities. With the purchase of the world technology rights complete, including US patents, foreign patent filings, trademarks, know-how and trade secrets,  Barrier is in a position to develop partners all over the globe in licensing arrangements (see Note 5). Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have communicated their interest to Barrier.  Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Selected Annual Information

The following financial data is for the three most recent years ended June 30:

	2005	2004	2003

Total revenue	$ 5,464,924	$ 4,082,511	$ 2,254,562

Net income (loss)	(1,393,760)	(402,966)	46,775
Per share	(0.05)	(0.02)	0.00
Per share, fully diluted	(0.05)	(0.02)	0.00

Total assets	6,141,070	3,744,694	1,305,794

Total long-term financial liabilities	698,353	844,345	948,447

Cash dividends declared per share	Nil	Nil	Nil

Financial position & financings.  During fiscal 2005, Barrier issued a total of 4,795,500 common shares for proceeds totaling $3,275,989 as follows:

-

1,470,000 common shares at $1.11 (US$0.85) per share and 2,400,000 shares at $0.59 (US$0.48) pursuant to private placements.

-

510,000, 225,000, 10,000 common shares at $0.10, $0.26, $0.80 per share respectively pursuant to the exercise of share purchase options.

-

180,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

These financings were necessary to enable Barrier to secure the resources needed to finance plant and equipment capital improvements.  Plant improvements, which began during the reported period will be completed in fiscal year 2006.  The end result will be a new, “state of the art” facility engineered to significantly increase efficiency as well as double current manufacturing capacity.  The new line will serve as a “prototype” line for prospective licensees.

Barrier ended the period with a working capital surplus of $1,831,928, a significant and noticeable improvement from the prior year’s surplus of $657,148.

Material transactions.

1.

Barrier completed a private placement of 1,470,000 units at $1.11 (US$0.85) per unit for net proceeds of $1,629,848 (US$1,249,500).  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share of the Company for US$0.92 per share on or before August 20, 2006.

2.

Barrier completed another private placement of 2,400,000 units at $0.59 (US$0.48) for proceeds of $1,416,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share of the Company for $0.74 per share on or before March 22, 2007.

In conjunction with the completion of this private placement Barrier agreed to re-price 750,000 warrants from $1.31 to $0.75 and if the closing price for the Company’s shares is $0.90 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.  Also, Barrier agreed to re-price 217,000 warrants from US$0.92 to US$0.60 and if the closing price for the Company’s shares is US$0.72 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.

These private placements were necessary in order to enable Barrier to secure resources needed to complete the new plant and equipment capital improvements estimated to be completed September, 2005.

3.

Barrier executed documents with the City of Watkins and local contractors for the beginning of the $2.7MM capital improvement project which includes the construction of a new 15,000 square foot manufacturing building and a newly engineered manufacturing production equipment line which will enable Barrier to double current manufacturing capacity and significantly increase efficiency.

4.

Barrier recorded and recognized a $938,600 stock option compensation charge associated with the granting of 1,868,500 stock options to directors, employees, and consultants referred to in Notes 2 and 9 to the financial statements.  This entry was required by Canadian and USA Generally Accepted Accounting Principles – see Critical Accounting Estimates note below.

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Related Party Transactions

During the fiscal year ended June 30, 2005 the Company incurred wages and management fees of $269,516 with directors of the Company and companies with common directors.  (See Note 12 of the financial statements.)

Capitalization

Authorized:  100,000,000 common shares without par value.

Issued:

	Issued
	Shares	Amount

Balance, June 30, 2004	22,974,855	$ 14,388,228
Issued for cash pursuant to a private placement – at $0.59	2,400,000	1,416,000
– at $1.11	1,470,000	1,629,848
Less: issue costs	-	(31,360)
Issued for cash pursuant to the exercise of share purchase options – at $0.10	510,000	51,000
– at $0.26	225,000	58,500
– at $0.80	10,000	8,000
Issued for cash pursuant to the exercise of share purchase warrants – at $0.80	180,000	144,000
Cancellation of escrow shares	(124,580)	-
Stock-based compensation charges	-	-
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	81,265
Reclassification as a result of a change in accounting policy	-	-
Net loss for the year	-	-

Balance, June 30, 2005	27,645,325	17,745,481

Issued for cash pursuant to the exercise of share purchase warrants - at $0.74	180,000	133,200
- at $0.75	625,000	468,200

Issued for cash pursuant to the exercise of common share purchase options - at $0.51	25,000	12,750

Balance, October 18, 2005	28,475,325	$ 18,360,181

Options and warrants outstanding:

The following summarizes information about the stock options outstanding at June 30, 2005:

Number	Exercise Price	Expiry Date
110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
110,000	$0.51	May 2, 2007
20,000	$0.58	February 23, 2008
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009

1,868,500

At June 30, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
750,000	$0.75 Cdn	June 1, 2006
1,253,000	$0.92 U.S.	August 20, 2006
217,000	$0.60 U.S.	August 20, 2006
2,400,000	$0.74 Cdn	March 22, 2007

4,620,000

Critical Accounting Estimates

Stock-based Compensation Charge and Expense

As described in Notes 2 and 9 to the financial statements, the Company is required by the Canadian and USA Accounting Authorities (Canadian Institute of Chartered Accountants and American Institute of Certified Public Accountants) to put a fair market value on newly issued stock options.  This fair market value of the stock options is the difference between an estimated fair market value common share trading price (52 week average) and the stock option exercise price (the Black-Scholes Option Pricing Formula).

Internal Control and Financial Reporting Procedures

The board of directors evaluates and maintains internal control procedures and financial reporting procedures to ensure the safeguarding of Barrier’s assets as well as to ensure full, true, accurate and timely disclosure of Barrier’s financial position for quarterly period reporting purposes.  Barrier’s management, including the Chief Executive Officer and the Chief Financial Officer, identified no changes in Barrier’s internal control procedures over financial reporting during the fiscal year ended June 30, 2005, that would materially affect the accuracy of this financial report.

Other Matters and Subsequent Events

As at June 30, 2005, the Company does not have any off-balance sheet arrangements to report.

As at June 30, 2005, the Company does not have any legal proceedings to report.

Subsequent to June 30, 2005, the Company granted 150,000 stock options at a price of US$0.63 per share to employees of the Company and issued 650,000 and 180,000 common shares at a price of $0.75 and $0.74 per share, respectively, pursuant to the exercise of share purchase warrants for total proceeds of $620,700 and issued 25,000 common shares at $0.51 per share for total proceeds of $12,750 pursuant to the exercise of share purchase options.  See Note 16 of the Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc.;  SEC File No. 0-20412

(Registrant)

Date:  October 24, 2005

\s\ Michael Huddy

Michael Huddy, President/CEO/Director